Exhibit 2

130 Adelaide Street West Suite 2116 Toronto, Ontario Canada M5H 3P5

News Release — December 8, 2009	TSX: PDL
09-26-NAP	NYSE Amex: PAL

NAP to restart Lac des Iles palladium mine and commence development of the Offset Zone

EDITORS’ NOTE: A media backgrounder and image library are available at www.nap.com.

Note: All dollars are Canadian, unless stated otherwise.

Toronto, Ontario — North American Palladium Ltd. (“NAP”) has begun the process of restarting operations at its Lac des Iles (“LDI”) mine in northwestern Ontario, and expects to produce its first concentrate in the second quarter of 2010.

“We are very encouraged by the steady rise in the price of palladium,” said William J. Biggar, NAP’s President and Chief Executive Officer. “With palladium approaching US $400/ounce, we believe it is the right time to resume operations at LDI. I would also like to take this opportunity to thank our employees and suppliers for their patience and dedication during this past year while we were not operating.”

The Company will resume operations in the Roby Underground Zone only, and expects to produce approximately 140,000 ounces of palladium per year over a two-year period, mined via ramp access at a rate of 76,500 tonnes per month. NAP anticipates mill restart capital expenditures to be approximately $4 million, and capitalized preproduction operating costs to be approximately $10 million. Based on current byproduct metal prices and the Canadian/US dollar exchange rate, the Company expects cash costs per ounce, net of byproduct credits, to be between US $335 and US $350 per ounce of palladium produced.

NAP intends to hire approximately 150 employees as a result of the restart, which will bring the total workforce at LDI to approximately 180 employees when the mine resumes operations.

Prior to placing the mine on care and maintenance in October 2008, the ore was blended from the Roby Underground Zone and an open pit. Mining will not resume in the open pit, as the pit was near the end of its life when LDI was placed on care and maintenance. However, if metal prices continue to rise, existing stockpiled lower grade ore inventory could be milled, which would increase annual production.

Development of the Offset Zone

NAP also announces that it will commence initial development of the Offset Zone, the fault-displaced continuation of the Roby Underground Zone mineralization, located below and approximately 250 metres to the west of the Roby Underground Zone. NAP will begin development in January of a 1,500-metre ramp over a depth of 200 metres that will take approximately 12 months to complete at a cost of approximately $16 million. The ramp will provide access for a platform for the installation of a raise-bore shaft to surface which, in combination with a high-volume bulk mining method, will make NAP a very low cost producer of palladium. NAP’s objective is to commence production in the Offset Zone once the Roby Zone ore has been depleted, so there will be no interruption in production.

“We view the next two years of mining in the Roby Zone as a bridge to the future, as we plan to commence production from the Offset Zone in 2012. We believe that the Offset Zone has the potential to add at least an additional 10 years of mine life to LDI at an annual production rate of at least 250,000 ounces of palladium per year at significantly lower cost and higher profitability,” said Biggar. “We intend to publish a resource update for the Offset Zone early in the second quarter of 2010 and a scoping study in the third quarter of 2010.”

About North American Palladium

NAP is a Canadian precious metals company focused on the production of palladium and gold. Lac des Iles, the Company’s flagship mine, is one of North America’s two primary palladium producers. Located approximately 150 kilometres northwest of Thunder Bay, Ontario, Lac des Iles has produced palladium since 1993. NAP also owns and operates the Sleeping Giant mine located in the prolific Abitibi region of Quebec, which is expected to achieve commercial gold production at the start of 2010 at a rate of 50,000 ounces per year. The Company has extensive landholdings adjacent to both the Lac des Iles and Sleeping Giant mines, and is pursuing an aggressive exploration program aimed at increasing its reserves and resources in those areas. NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information or media inquiries please contact:

Annemarie Brissenden

Director, Investor Relations

Telephone: 416-360-7590 Ext. 226

Email: abrissenden@nap.com

Cautionary Statement on Forward Looking Information

Certain information included in this press release constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies including the possibility that the restart of the Lac des Iles mine may not proceed as planned, and that the metals prices and foreign exchange assumptions may differ from management’s expectations. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. In addition, there can be no assurance that the Company’s Lac des Iles or Sleeping Giant mines will be successfully restarted or that other properties can be successfully developed. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.